EXHIBIT 5.1

April 1st, 2009

    Messerli & Kramer
ATTORNYS AT LAW
1800 Ffith Street Towers
150 South Fifth Street
Minneapolis, Minnesota 55402-4218

main 612.682.3600
fax 612.672.3777
www.messerlikramer.com

Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario, Canada M5R 2G3

Re: 2009 Stock Compensation Plan

Ladies and Gentlemen:

You have requested our opinion as your special U.S. securities counsel with respect to certain matters in connection with the filing by Bontan Corporation Inc. (the "Company") of a Registration Statement on Form S-8 (the "Registration Statement") with the Securities and Exchange Commission relating to an aggregate of 3,000,000 shares of the Company's common stock (the "Common Stock") issuable under the Company's 2009 Consultant Stock Compensation Plan (the "Plan").

In connection with this opinion, we have examined the Registration Statement and such other documents, records, certificates, memoranda and other instruments, as we deem necessary as a basis for this opinion.  We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof and execution and delivery of all documents, where execution and delivery are a prerequisite to the effectiveness thereof.

We advise you that we are licensed to practice in Minnesota.  Accordingly, our opinion assumes that the provincial laws of Ontario and the federal laws of Canada would yield the same opinion as application of the laws of the State of Minnesota and the federal laws of the United States.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Common Stock, when issued and paid for in accordance with the Plan, will be validly issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Messerli & Kramer P.A.

/s/ Messerli & Kramer P.A.